

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Lingyi Kong
Chief Executive Officer
Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

Re: **Erayak Power Solution Group Inc.**
Amendment No. 2 to Registration Statement on Form F-1
Filed March 29, 2022
File No. 333-262292

Dear Mr. Kong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed March 29, 2022

Cover Page

1. We note your disclosure that according to your PRC counsel you will not be subject to cybersecurity review with the Cyberspace Administration of China, or the "CAC," after the Cybersecurity Review Measures became effective on February 15, 2022. Please update your disclosure on page 8 to identify counsel and update the consent in the opinion for your disclosures on the cover page and summary.

2. We note your revised disclosure in response to prior comment 3 that "In the reporting

periods presented in this prospectus, no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors." Please revise to state whether any transfers, dividends, or distributions have been made to date and not just in the reporting periods. If no transfers, dividends, or distributions have been made to the holding company from the subsidiaries, please explain how you have funded the operations of the holding company to date. In this regard, we note your disclosure on page 24 that you are a holding company and rely on dividends and other distributions on equity paid from your PRC subsidiaries for your cash and financing requirements.

3.   Please ensure that your cross references are to the correct page.

PRC Regulatory Permissions, page 8

4.   We note your response to prior comment 4, including the new reference on page 8 to "aside from the necessary documentation needed in the ordinary course of business, such as business licenses." Please disclose *each permission or approval* that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. With respect to your operations, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please explain how you determined that *permissions and approvals* were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

Financial Statements, page F-1

5.   Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

 You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.